Exhibit 99.1

China Zenix Auto International Limited Reports
2020 Third Quarter Financial Results

ZHANGZHOU, China, December 1, 2020 – China Zenix Auto International Limited (OTC: ZXAIY) (“Zenix Auto” or “the Company”), one of the largest commercial vehicle wheel manufacturers in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Financial Highlights

Third Quarter 2020:

•	Revenue was RMB488.3 million (US$71.9 million), down 8.2% year-over-year
•	Sales to the Chinese OEM market increased by 19.7% year-over-year
•	Sales of tubeless steel wheels represented 55.0% of the third quarter revenue
•	Sales of aluminum wheels accounted for 11.7% of total sales
•
Net loss and total comprehensive loss was RMB101.6 million (US$15.0 million) with basic and diluted loss per American Depositary Share (“ADS”) of RMB1.97 (US$0.29) compared with net loss and total comprehensive loss of RMB40.3 million for the third quarter of 2019 with basic and diluted loss per ADS of RMB0.78 in the third quarter of 2019;

•	Net cash inflow from operating activities was RMB47.2 million (US$7.0 million).

First Nine Months of 2020:

•	Revenue was RMB1,311.1 million (US$193.1 million), a decrease of 34.5% year-over-year compared with RMB2,000.2 million in the first nine months of 2019;
•	Tubeless steel wheel sales decreased by 17.9% year-over-year;
•	Sales of aluminum wheels decreased by 13.9% year-over-year;
•	Net loss and total comprehensive loss for the period was RMB240.8 million (US$35.5 million) with loss per ADS of RMB4.66 (US$0.69);
•	Bank balances and cash, pledged bank deposits and fixed bank deposits with maturity period over three months totaled RMB991.0 million (US$146.0 million).

Mr. Junqiu Gao, Deputy CEO and Chief Sales and Marketing Officer of Zenix Auto, commented, "Our lower sales is a result of slower economic growth in China, uncertainties resulting from the COVID-19 affecting business decisions in China and continuing weakness in international markets. While the Chinese economy grew in the third quarter of 2020, it was at a much slower rate than in the past. International markets remain weak in the face of COVID-19, which has affected inventory planning and pricing policies across many industries in China.”

“As the leading manufacturer in the commercial wheel industry in China with a broad customer base, we made proactive adjustments to respond to the new market environment.  We realigned our resources to further improve our manufacturing efficiency through greater production automation and focusing on high-demand wheels to partially offset the effect of price reductions across the industry. We continue to generate positive cash flow from operations during the third quarter and first nine months of 2020 and to focus on maintaining a sound financial standing,” Mr. Gao concluded.

Mr. Martin Cheung, CFO of Zenix Auto, commented, "We maintained our financial strength with solid bank balances of US$99.9 million and US$42.7 million in fixed bank deposits. These amounts represented US$2.76 in cash and fixed bank deposits per ADS on September 30, 2020 including positive operating cash flow from operations of US$7.0 million generated in the third quarter of 2020.  We will continue to review our options that will best utilize our financial resources to create long-term value for shareholders.”

2020 Third Quarter Results

Revenue for the third quarter was RMB488.3 million (US$71.9 million) compared to RMB531.9 million in the third quarter of 2019. The decrease in revenue on a year-over-year basis was mainly due to a combination of the negative impact of weaker demand and price reductions in the domestic aftermarket segment and international markets.

Sales to the Chinese OEM market were RMB348.7 million (US$51.3 million) compared to RMB291.4 million in the same quarter of 2019. Total unit sales in the OEM market increased by 32.1% year-over-year during the third quarter of 2020. The higher sales to the OEM market was mainly attributable to the strong growth in the Chinese truck market.

Aftermarket sales in China were RMB99.0 million (US$14.6 million) compared to RMB185.0 million in the third quarter of 2019. Total unit sales in this market decreased by 36.0% year-over-year. The lockdown in the first quarter of 2020 and the slowdown in domestic traffic in the second quarter had a material adverse effect on the domestic auto repair shop industry and many owners were forced to close down permanently. During the third quarter of 2020, weak demand from the international markets forced many local export-oriented wheel producers to offload their inventories into an already struggling domestic aftermarket.

International sales were RMB40.6 million (US$6.0 million) compared to sales of RMB55.5 million in the same quarter of 2019, but up from RMB35.6 million in the second quarter of 2020. Total unit sales in the international sales decreased by 17.9% year-over-year in the third quarter of 2020. The COVID-19 pandemic continues to create a challenging environment in many of the world’s important automotive markets.

In the third quarter of 2020, domestic OEM sales, domestic aftermarket sales and international sales contributed 71.4%, 20.3% and 8.3% of revenue, respectively.

Sales of tubed steel wheels comprised 29.4% of the 2020 third quarter revenue compared to 45.5% in the same quarter in 2019. Tubeless steel wheel sales represented 55.0% of the third quarter revenue compared to 41.2% in the same quarter of 2019. Sales of aluminum wheels accounted for 11.7% of the third quarter revenue as compared to 9.4% in the same quarter a year ago.

Third quarter gross loss was RMB25.6 million (US$3.8 million), compared to a gross profit of RMB32.9 million in the same quarter in 2019. The negative gross margin in the 2020 third quarter was mainly due to the significant drop in sales volume in both the aftermarket in China and international markets, and the wider-than-normal price cuts following the unprecedented impact from the COVID-19 outbreak. However, the production utilization rate remains at a high level.

Selling and distribution expenses increased by 13.2% to RMB39.0 million (US$5.7 million) from RMB34.5 million in the third quarter of 2019.  As a percentage of revenue, selling and distribution costs were 8.0% in the third quarter, compared to 6.5% in the same quarter a year ago. The increase in selling and distribution costs as a percentage of revenue in the third quarter of 2020 was primarily due to the significantly higher shipping costs and increased marketing campaign expenses compared with the same quarter last year.

Research and development ("R&D") expenses increased by 25.7% to RMB17.6 million (US$2.6 million), compared to RMB14.0 million in the third quarter of 2019. R&D as a percentage of revenue was 3.6% in the third quarter of 2020, compared to 2.6% in the same quarter a year ago. The increase in R&D as a percentage of revenue in the third quarter of 2020 was primarily due to lower sales and increased new product development projects compared with the same quarter last year. The Company increased its R&D initiatives for new product development, associated new materials development, new light-weight product design, and new production equipment development.

Administrative expenses were RMB36.0 million (US$5.3 million), an increase of 14.9% from RMB31.3 million in the third quarter of 2019. The increase in administrative expenses in the third quarter of 2020 compared with the same quarter last year was primarily due to increased salaries to retain the core team members, increased medical benefits for the staff and new staff dormitory fees.  As a percentage of revenue, administrative expenses were 7.4%, compared to 5.9% of revenue in the third quarter of 2019. The increase in administrative expenses as a percentage of revenue was primarily due to significantly lower sales in the third quarter of 2020 compared with the same quarter last year.

Net loss and total comprehensive loss were RMB101.6 million (US$15.0 million) in the third quarter compared to net loss and total comprehensive loss of RMB40.3 million for the same quarter of 2019.

Basic and diluted losses per ADS were RMB1.97 (US$0.29) compared to basic and diluted losses per ADS of RMB0.78 in the third quarter of 2019.

In the third quarter of 2020, the Company recorded net cash inflow from operating activities of RMB47.2 million (US$7.0 million) compared with a net cash inflow of RMB146.3 million in the third quarter of 2019. Capital expenditures for the purchase of property, plant and equipment in the third quarter were RMB28.8 million (US$4.2 million).  The quick ratio in the third quarter was 1.52 to 1.

During the third quarter of 2020 and 2019, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million.

2020 First Nine Months Results

Revenue for the first nine months ended September 30, 2020 was RMB1,311.1 million (US$193.1 million) compared with RMB2,000.2 million in the first nine months of 2019.

Sales to the Chinese OEM market decreased by 20.4% year-over-year to RMB864.5 million (US$127.3 million) and represented 65.9% of revenue generated in the first nine months ended September 30, 2020. Aftermarket sales decreased by 53.5% year-over-year to RMB322.9 million (US$47.6 million) and represented 24.6% of total first nine-month revenue. International sales decreased by 43.6% year-over-year to RMB123.7 million (US$18.2 million) compared with the same period last year and represented 9.5% of revenue.

Tubed steel wheel sales for the first nine months ended September 30, 2020 decreased by 53.5% compared with the same period in 2019 and accounted for 31.9% of revenue. Tubeless steel wheel sales decreased by 17.9% from the same period a year ago and accounted for 52.7% of revenue. Aluminum wheel sales decreased 13.9% from the same period a year ago and accounted for 11.5% of revenue. Construction equipment wheel sales decreased by 32.4% and accounted for 2.2% of revenue.

Gross loss for the first nine months ended September 30, 2020 was RMB31.9 million (US$4.7 million) compared with a gross profit of RMB211.8 million during the same period in 2019.

Net loss and total comprehensive loss for the first nine months ended September 30, 2020 was RMB240.8 million (US$35.5 million) compared with a net loss and total comprehensive loss of RMB34.5 million during the same period in 2019. Basic and diluted losses per ADS for the first nine months ended September 30, 2020 were RMB4.66 (US$0.69), compared with basic and diluted losses per ADS of RMB0.67 during the same period in 2019.

As of September 30, 2020, Zenix Auto had bank balances and cash of RMB678.0 million (US$99.9 million) and fixed bank deposits with a maturity period over three months of RMB290.0 million (US$42.7 million). Accounts receivables were RMB408.5 million (US$60.2) compared to RMB369.7 million at the end of 2019. Total bank borrowings were RMB558.0 million (US$82.2 million). Total equity attributable to owners of the Company was RMB2,193.0 million (US$323.0 million).

Conference Call Information

The Company will host a conference call on Tuesday, December 1, 2020 at 8:00 a.m. EST/9:00 p.m. Beijing Time. Please dial in five minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call. Interested parties may participate in the conference call by dialing:

Phone Number: +1-877-407-0782 (North America)

Phone Number: +1-201-689-8567 (International)

Phone Number: +86-400-120-2840 (Mainland China)

A telephone replay of the call will be available after the conclusion of the conference call through December 31, 2020. The dial-in details for the replay are: U.S. Toll Free Number +1-877-481-4010 and International dial-in number +1-919-882-2331 using Conference ID "38554" to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.7896 to US$1.00, the effective noon buying rate as of September 30, 2020 in The City of New York, and for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is one of the largest commercial vehicle wheel manufacturers in China in both the aftermarket and OEM market by sales volume. The Company offers approximately 883 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company's customers include large PRC commercial vehicle manufacturers, and it also exports products to over 67 distributors in more than 28 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of September 30, 2020. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will,"

"expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The consequences of the coronavirus outbreak to economic conditions and the automobile industry in general, and the financial position and operating results of our company in particular, have been material in the first nine months of 2020, are changing rapidly, and cannot be predicted. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Kevin Theiss
Awaken Advisors
Tel: +1-(212) 521-4050
Email: kevin@awakenlab.com

-- Tables Follow --

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Profit or Loss and Other
Comprehensive Income (Loss)
For the three months ended September 30, 2020 and 2019
(RMB and US$ amounts expressed in thousands, except number of shares and per share data)

	2019	2020	2020
	RMB' 000	RMB' 000	US$' 000
Revenue	531,875	488,340	71,925
Cost of sales	(498,972)	(513,928)	(75,693)
Gross profit (loss)	32,903	(25,588)	(3,768)
Other operating income	4,200	3,008	443
Net exchange gain(loss)	1,115	(1,023)	(151)
Selling and distribution costs	(34,464)	(39,020)	(5,747)
Research and development expenses	(13,982)	(17,576)	(2,589)
Administrative expenses	(31,348)	(36,031)	(5,307)
Finance costs	(6,202)	(6,157)	(907)
Loss before taxation	(47,778)	(122,387)	(18,026)
Income tax credit	7,499	20,773	3,060

Loss and total comprehensive loss for the period	(40,279)	(101,614)	(14,966)
Loss per share
Basic	(0.20)	(0.49)	(0.07)
Diluted	(0.20)	(0.49)	(0.07)
Loss per ADS
Basic	(0.78)	(1.97)	(0.29)
Diluted	(0.78)	(1.97)	(0.29)
Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Profit or Loss and Other
Comprehensive Income (Loss)
For the nine months ended September 30, 2020 and 2019
(RMB and US$ amounts expressed in thousands, except number of shares and per share data)

	2019	2020	2020
	RMB' 000	RMB' 000	US$' 000
Revenue	2,000,223	1,311,088	193,102
Cost of sales	(1,788,422)	(1,342,968)	(197,798)
Gross profit (loss)	211,801	(31,880)	(4,696)
Other operating income	13,144	8,617	1,269
Net exchange gain(loss)	1,108	(1,105)	(163)
Selling and distribution costs	(117,850)	(102,402)	(15,082)
Research and development expenses	(42,198)	(47,685)	(7,023)
Administrative expenses	(86,525)	(98,985)	(14,579)
Finance costs	(18,230)	(18,278)	(2,692)
Loss before taxation	(38,750)	(291,718)	(42,966)
Income tax credit	4,202	50,936	7,502

Loss and total comprehensive loss for the period	(34,548)	(240,782)	(35,464)
Loss per share
Basic	(0.17)	(1.17)	(0.17)
Diluted	(0.17)	(1.17)	(0.17)
Loss per ADS
Basic	(0.67)	(4.66)	(0.69)
Diluted	(0.67)	(4.66)	(0.69)
Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Financial Position
(RMB and US$ amounts expressed in thousands)

	December 31 2019	September 30 2020	September 30 2020
	RMB'000	RMB'000	US$' 000
ASSETS
Current Assets
Inventories	129,641	168,083	24,756
Trade and other receivables and prepayments	596,359	564,307	83,113
Pledged bank deposits	14,900	23,000	3,388
Fixed bank deposits with maturity period over three months	290,000	290,000	42,712
Bank balances and cash	906,840	678,008	99,860
Total current assets	1,937,740	1,723,398	253,829
Non-Current Assets
Property, plant and equipment	1,076,731	1,042,679	153,570
Right-of-use assets	357,599	350,530	51,627
Long term prepayments	-	13,000	1,915
Deferred tax assets	54,641	99,379	14,637
Intangible assets	17,000	17,000	2,504
Deposits paid for acquisition of property, plant and equipment	61,618	62,598	9,220
Total non-current assets	1,567,589	1,585,186	233,473
Total assets	3,505,329	3,308,584	487,302
EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	410,764	468,179	68,955
Amount due to a shareholder	10,557	-	-
Taxation payable	982	-	-
Short-term bank borrowings	558,000	558,000	82,185
Total current liabilities	980,303	1,026,179	151,140
Non-current liabilities
Deferred tax liabilities	85,150	83,908	12,358
Deferred income	6,106	5,509	812
Total non-current liabilities	91,256	89,417	13,170
Total liabilities	1,071,559	1,115,596	164,310

EQUITY
Share capital	136	136	20
Paid in capital	392,076	392,076	57,747
Reserves	2,041,558	1,800,776	265,225
Total equity attributable to owners of the company	2,433,770	2,192,988	322,992
Total equity and liabilities	3,505,329	3,308,584	487,302

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statement of Cash Flows
For the three months ended September 30, 2020
(RMB and US$ amounts expressed in thousands)

	Three Months Ended
	September 30, 2020
OPERATING ACTIVITIES	RMB' 000	US$' 000
Loss before taxation	(122,387)	(18,026)
Adjustments for:
Depreciation of right-of-use assets	2,356	347
Depreciation of property, plant and equipment	31,811	4,685
Release of deferred income	(199)	(29)
Finance costs	6,157	907
Loss on disposal of property, plant and equipment	586	86
Interest income	(2,449)	(361)
Operating cash flows before movements in working capital	(84,125)	(12,391)

Increase in inventories	(3,286)	(484)
Decrease in trade and other receivables and prepayments	45,929	6,765
Increase in trade and other payables and accruals	86,126	12,685
Cash generated from operations	44,644	6,575
Interest received	2,574	380
NET CASH FROM OPERATING ACTIVITIES	47,218	6,955
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(28,848)	(4,249)
Withdrawal of pledged bank deposits	95,000	13,992
Placement of pledged bank deposits	(100,500)	(14,802)
Proceeds on disposal of property, plant and equipment	503	74
Deposits paid for acquisition of property, plant and equipment	(980)	(144)
Placement of fixed bank deposits with maturity periods over three months	(160,000)	(23,565)
Withdrawal of fixed bank deposits with maturity periods over three months	160,000	23,565
NET CASH USED IN INVESTING ACTIVITIES	(34,825)	(5,129)
FINANCING ACTIVITIES
New bank borrowings raised	(80,000)	(11,783)
Repayment of bank borrowings	80,000	11,783
Interest paid	(6,164)	(908)
NET CASH FROM FINANCING ACTIVITIES	(6,164)	(908)
NET INCREASE IN CASH AND CASH EQUIVALENTS	6,229	918
Cash and cash equivalents at beginning of the period	671,304	98,872
Effect of foreign exchange rate changes	475	70
Cash and cash equivalents at end of the period	678,008	99,860

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statement of Cash Flows
For the nine months ended September 30, 2020
(RMB and US$ amounts expressed in thousands)

	Nine Months Ended
	September 30, 2020
OPERATING ACTIVITIES	RMB' 000	US$' 000
Loss before taxation	(291,718)	(42,966)
Adjustments for:
Depreciation of right-of-use assets	7,069	1,041
Depreciation of property, plant and equipment	98,890	14,565
Release of deferred income	(598)	(88)
Finance costs	18,278	2,692
Loss on disposal of property, plant and equipment	1,622	240
Interest income	(8,015)	(1,180)
Operating cash flows before movements in working capital	(174,472)	(25,696)

Increase in inventories	(38,442)	(5,662)
Decrease in trade and other receivables and prepayments	23,712	3,492
Increase in trade and other payables and accruals	54,554	8,035
Cash used in operations	(134,648)	(19,831)
Interest received	8,209	1,209
PRC income tax paid	(982)	(145)
NET CASH USED IN OPERATING ACTIVITIES	(127,421)	(18,767)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(56,849)	(8,373)
Withdrawal of pledged bank deposits	244,000	35,937
Placement of pledged bank deposits	(252,100)	(37,130)
Proceeds on disposal of property, plant and equipment	503	74
Deposits paid for acquisition of property, plant and equipment	(8,158)	(1,201)
Placement of fixed bank deposits with maturity periods over three months	(450,000)	(66,278)
Withdrawal of fixed bank deposits with maturity periods over three months	450,000	66,278
NET CASH USED IN INVESTING ACTIVITIES	(72,604)	(10,693)
FINANCING ACTIVITIES
New bank borrowings raised	420,000	61,859
Repayment of bank borrowings	(420,000)	(61,859)
Interest paid	(18,352)	(2,703)
Repayment to a shareholder	(10,557)	(1,555)
NET CASH USED IN FINANCING ACTIVITIES	(28,909)	(4,258)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(228,934)	(33,718)
Cash and cash equivalents at beginning of the period	906,840	133,563
Effect of foreign exchange rate changes	102	15
Cash and cash equivalents at end of the period	678,008	99,860